Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Unaudited Condensed Interim Consolidated Statements of Financial Position	F-2

Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss	F-3

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)	F-4 – F-5

Unaudited Condensed Interim Consolidated Statements of Cash Flows	F-6 – F-7

Notes to Unaudited Condensed Interim Consolidated Financial Statements	F-8 – F-12

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Financial Position

U.S. dollars in thousands

	September 30,		December 31,
	2022	2021	2021

Cash and cash equivalents	14,905	13,683	11,046
Restricted deposits	166	183	-
Short-term bank deposits	2,521	-	-
Trade receivables	4,146	2,026	1,779
Inventories	1,880	1,252	1,200
Other receivables	830	1,527	927
Total current assets	24,448	18,671	14,952

Other receivables	230	-	469
Property, plant and equipment, net	2,354	2,531	2,478
Right of-use assets, net	1,305	1,650	1,548
Intangible assets, net	248	314	297
Total non-current assets	4,137	4,495	4,792

Total assets	28,585	23,166	19,744

Current maturities of non-current liabilities	2,461	1,867	2,408
Trade payables and accrued expenses	3,565	3,710	4,693
Other payables	2,986	4,384	3,620
Total current liabilities	9,012	9,961	10,721

Deferred revenues	31	352	119
Warrants	5,092	-	-
Liabilities in respect of IIA grants	8,451	7,715	7,885
Liabilities in respect of purchase of shares	3,076	4,195	3,922
Lease liabilities	952	1,483	1,391
Severance pay liability, net	315	281	288
Total non-current liabilities	17,917	14,026	13,605

Total liabilities	26,929	23,987	24,326

Shareholders' equity:
Ordinary shares of NIS 0.01 par value:
Authorized: 50,000,000 shares as of September 30, 2022, December 31, 2021, and September 30, 2021; Issued and Outstanding: 40,735,197 as of September 30, 2022, 27,272,818 as of December 31, 2021 and 27,247,096 as of September 30, 2021	115	75	75
Share premium	162,175	143,476	143,869
Foreign currency translation adjustments	15	(25)	(19)
Accumulated deficit	(160,649)	(144,347)	(148,507)
Total equity (deficit)	1,656	(821)	(4,582)

Total liabilities and equity	28,585	23,166	19,744

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss

U.S. dollars in thousands (except loss per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2022	2021	2022	2021	2021
Revenues from sale of products	4,178	7,689	1,407	2,644	9,613
Revenues from development services	10,180	9,260	4,314	3,297	12,372
Revenues from license agreements	520	1,327	82	431	1,778
Total revenues	14,878	18,276	5,803	6,372	23,763

Cost of revenues from sale of products	2,326	3,672	787	1,221	4,983
Cost of revenues from development services	7,511	7,321	2,579	2,683	9,907
Cost of revenues from license agreements	34	51	3	13	102
Total cost of revenues	9,871	11,044	3,369	3,917	14,992

Gross profit	5,007	7,232	2,434	2,455	8,771

Research and development	7,482	7,795	2,883	2,897	10,256
Selling and marketing	3,033	2,548	1,179	872	3,388
General and administrative	4,651	4,589	1,882	1,570	6,348
Other expenses	309	-	-	-	-
Total operating expenses	15,475	14,932	5,944	5,339	19,992

Operating loss	(10,468)	(7,700)	(3,510)	(2,884)	(11,221)

Financial income	23	11	97	-	11
Financial expenses	(1,684)	(1,679)	(781)	(457)	(2,314)
Financing expenses, net	(1,661)	(1,668)	(684)	(457)	(2,303)

Loss before taxes on income	(12,129)	(9,368)	(4,194)	(3,341)	(13,524)

Taxes on income	(13)	(23)	(5)	(4)	(27)
Net loss	(12,142)	(9,391)	(4,199)	(3,345)	(13,551)

Other comprehensive income:
Foreign currency translation adjustments	34	15	12	7	21

Total comprehensive loss	(12,108)	(9,376)	(4,187)	(3,338)	(13,530)

Loss per share data:
Basic and diluted net loss per share - USD	(0.38)	(0.34)	(0.13)	(0.12)	(0.50)
Number of shares used in calculating basic and diluted net loss per share	31,818	27,243	33,482	27,245	27,244

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

U.S. dollars in thousands

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity )deficit)

Balance as of July 1, 2022	93		154,119	3	(156,450)	(2,235)

Loss for the period	-		-	-	(4,199)	(4,199)
Other comprehensive income	-		-	12	-	12
Total comprehensive income (loss)	-		-	12	(4,199)	(4,187)
Issuance of ordinary shares and warrants, net of issuance expenses (see note 3)	22		7,349	-		7,371
Exercise of options	(*	)	-	-	-	(* )

Share-based compensation	-		707	-	-	707

Balance as of September 30, 2022	115		162,175	15	(160,649)	1,656

Balance as of July 1, 2021	75		143,077	(32)	(141,002)	2,118

Loss for the period	-		-	-	(3,345)	(3,345)
Other comprehensive income	-		-	7	-	7
Total comprehensive Income (loss)	-		-	7	(3,345)	(3,338)
Exercise of options	(*	)	-	-	-	(* )

Share-based compensation	-		399	-	-	399

Balance as of September 30, 2021	75		143,476	(25)	(144,347)	(821)

(*)          Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

U.S. dollars in thousands

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity (deficit)
Balance as of December 31, 2021 (audited)	75		143,869	(19)	(148,507)	(4,582)
Loss for the period	-		-	-	(12,142)	(12,142)
Other comprehensive income	-		-	34	-	34
Total comprehensive income (loss)	-		-	34	(12,142)	(12,108)
Issuance of ordinary shares and warrants, net of issuance expenses (see note 3)	40		17,002	-	-	17,042
Exercise of options	(*	)	-	-	-	(* )
Share-based compensation	-		1,304	-	-	1,304

Balance as of September 30, 2022	115		162,175	15	(160,649)	1,656

Balance as of December 31, 2020 (audited)	75		142,193	(40)	(134,956)	7,272

Loss for the period	-		-	-	(9,391)	(9,391)
Other comprehensive income	-		-	15	-	15
Total comprehensive income (loss)	-		-	15	(9,391)	(9,376)
Exercise of options	(*	)	-	-	-	(* )

Share-based compensation	-		1,283	-	-	1,283

Balance as of September 30, 2021	75		143,476	(25)	(144,347)	(821)

Balance as of December 31, 2020 (audited)	75		142,193	(40)	(134,956)	7,272
Loss for the period	-		-	-	(13,551)	(13,551)
Other comprehensive income	-		-	21	-	21
Total comprehensive income (loss)	-		-	21	(13,551)	(13,530)
Exercise of options	(*	)	3	-	-	3
Share-based compensation	-		1,673	-	-	1,673

Balance as of December 31, 2021 (audited)	75		143,869	(19)	(148,507)	(4,582)

(*)          Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2022	2021	2022	2021	2021
Cash flows from operating activities:
Net loss	(12,142)	(9,391)	(4,199)	(3,345)	(13,551)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	988	962	338	335	1,238
Share-based compensation	1,304	1,283	707	399	1,673
Revaluation of liabilities in respect of IIA grants	812	808	330	311	919
Revaluation of liabilities in respect of the purchase of shares	404	446	132	147	590
Revaluation of lease liabilities	(146)	84	6	49	188
Increase in severance pay liability, net	64	3	9	8	13
Net financing expenses (income)	334	(11)	345	-	(11)
Un-realized foreign currency (gain) loss	465	(238)	(63)	(12)	(137)
	4,225	3,337	1,804	1,237	4,473
Changes in asset and liability items:
Decrease (increase) in trade receivables	(2,445)	697	(421)	17	929
Decrease (increase) in inventories	(608)	188	139	171	257
Decrease (increase) in other receivables	143	(1,078)	(187)	(646)	(763)
Increase (decrease) in trade payables and accrued expenses	(1,232)	733	(1,243)	(342)	1,723
Increase (decrease) in other payables and deferred revenues	(1,826)	(1,167)	(459)	90	(1,984)
	(5,968)	(627)	(2,171)	(710)	162

Net cash used in operating activities	(13,885)	(6,681)	(4,566)	(2,818)	(8,916)

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2022	2021	2022	2021	2021

Cash Flows from Investing Activities:

Purchase of property and equipment	(381)	(373)	(83)	(129)	(489)
Interest received	3	35	3	-	35
Decrease (Increase) in short term bank deposits, net	(2,499)	4,002	-	-	4,002

Net cash (used in) provided by investing activities	(2,877)	3,664	(80)	(129)	3,548

Cash Flows from Financing Activities:

Repayment of leases liabilities	(531)	(513)	(181)	(176)	(693)
Proceeds from issuance of shares and warrants, net	21,915	-	12,054	-	3
Repayment of IIA grant	(258)	(360)	(96)	(180)	(360)

Net cash provided by (used in) financing activities	21,126	(873)	11,777	(356)	(1,050)

Exchange rate differences on cash and cash equivalent balances	(505)	197	45	(7)	88

Increase (decrease) in cash and cash equivalents	3,859	(3,693)	7,176	(3,310)	(6,330)

Balance of cash and cash equivalents at the beginning of the period	11,046	17,376	7,729	16,993	17,376

Balance of cash and cash equivalents at the end of the period	14,905	13,683	14,905	13,683	11,046

Supplement disclosure of Non-cash transactions:
ROU asset, net recognized with corresponding lease liability	117	155	74	-	155
Issuance of shares due to RSUs exercised	326	53	135	10	147

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	Description of the Company and its operations:

MediWound Ltd. was incorporated in Israel. The Company which is located in Yavne, Israel (The "Company" or "MediWound"), is biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. The Company’s strategy leverages its breakthrough enzymatic technology platform into diversified portfolio of biotherapeutics across multiple indications to pioneer solutions for unmet medical needs.  The Company’s current portfolio is focused on next-generation bio-active therapies for burn and wound care and tissue repair.

The Company's first innovative biopharmaceutical product, NexoBrid, has received marketing authorization from the European Medicines Agency ("EMA") as well as the
Israeli, Argentinean, South-Korean, Russian, Taiwanese, Ukrainian, United Arab Emirates, Chilean, Peruvian and Switzerland Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns.

The Company sells NexoBrid in the European Union, United Kingdom, Norway, Switzerland and Israel through its commercial organizations while establishing additional local distribution channels to extend its outreach in the European Union. In other international markets the Company sells NexoBrid through local distributors which are also responsible for obtaining the local marketing authorization within the relevant territory. In the United States, the Company entered into exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize NexoBrid in North America upon FDA's approval.

The Company’s second investigational innovative product, EscharEx, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds. In May 2022, the company announced positive results from its U.S. phase 2 study. The study met its primary endpoint, its key secondary endpoints with high degree of statistical significance, as well as its wound closure safety measurements. The Company anticipates meeting with the U.S. Food and Drug Administration (the “FDA”) in the fourth quarter of 2022, for a type C meeting to discuss the Phase 3 design for EscharEx.

The third clinical-stage innovative product candidate, MW005, is a topical biological drug candidate for the treatment of non-melanoma skin cancers. A U.S. phase 1/2 study of MW005 for the treatment of low-risk basal cell carcinoma (BCC) was initiated in July 2021, and in July 2022, a positive initial data was announced. The Company anticipates announcing the final data in the fourth quarter of 2022.

b.	The Company's securities are listed for trading on NASDAQ since March 2014. During the three quarters of 2022, the Company completed several public offerings (see also Note 3a, 3b).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

NOTE 1:	GENERAL (Cont.)

c.
The Company has three wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm, and MediWound UK Limited and MediWound US, Inc. which are currently inactive companies.

d.
The Company was awarded two contracts with the U.S. Biomedical Advanced Research and Development Authority ("BARDA") valued at up to $168,000 for the advancement of the development, manufacturing and emergency readiness for NexoBrid deployment as well as the procurement of NexoBrid as a medical countermeasure as part of BARDA preparedness for mass casualty events. In February 2022 BARDA has expanded its awarded contract providing supplemental funding of approximately $9,000 to support the NexoBrid BLA resubmission to the FDA and the continuous expanded access program.

e.
On February 17, 2022 the Company engaged with the U.S. Department of Defense (“DoD”), through the Medical Technology Enterprise Consortium (MTEC), for a $1,800 contract for the development of NexoBrid as a non-surgical solution for field-care burn treatment for the U.S. Army.

f.
On June 29, 2021, the Company received a Complete Response Letter (CRL) from the U.S. Food and Drug Administration (FDA) regarding its Biologics License Application (BLA) seeking approval of NexoBrid for eschar removal (debridement) in adults with deep partial-thickness and/or full-thickness thermal burns.

The FDA communicated that it had completed its review of the BLA, as amended, and has determined that the application cannot be approved in its present form. The FDA identified issues related to the Chemistry, Manufacturing and Controls (“CMC”) section of the BLA and requested additional CMC information. The FDA acknowledged receipt of several CMC amendments, submitted by the Company in response to the CMC information requests, which were not reviewed at that time by the FDA.
FDA inspection of NexoBrid's manufacturing facilities in Israel and Taiwan, is anticipated in the fourth quarter of 2022. The inspection is required before the FDA can approve the BLA. In addition, the CRL cited certain observations identified during good clinical practice (GCP) inspections related to the U.S. Phase 3 study (DETECT), and requested the Company to provide its perspective on the potential impact, if any, of these observations on the efficacy findings in the study. The FDA also requested to provide a safety update as part of its BLA resubmission, although there were no safety issues raised in the CRL.

On July 1, 2022, the Company has re-submitted the Biologics License Application (BLA) to the U.S. Food and Drugs Administration (FDA) and received an acknowledgement letter from the FDA assigning PDUFA target date to January 1, 2023.

g.
Since incorporation through September 30, 2022, the Company has incurred losses mainly attributed to its development efforts at total accumulated deficit of $---160,293. The Company expects to continue to incur significant research and development and other costs related to its ongoing operations, and in order to continue its future operations, the Company will need to obtain additional funding until becoming profitable. See also Note 5b.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

NOTE 1:	GENERAL (Cont.)

h.	The Company addresses the challenges associated with the ongoing COVID-19 pandemic, while prioritizing the health and safety of its workforce and maintaining operational efficiency and flexibility.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b.	Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the nine and three months ended September 30, 2022 have been prepared in accordance with IAS 34 "Interim Financial Reporting".
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2021 that were included in the Annual Report on Form 20-F filed on March 17, 2022.
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2021 that were included in the Annual Report on Form 20-F filed on March 17, 2022. Regarding the warrants, the accounting policy adopted following the Registered Direct Offering is detailed in Note 3b.

NOTE 3:        EQUITY

a.
On March 7, 2022, the Company completed a public offering. A total of 5,208,333 new ordinary shares were issued in consideration to offering price of $1.92 per share. The net proceeds were $8,641, after deducting commissions and other offering expenses. In addition, on March 22, 2022 the underwriters exercised their options to purchase an additional 623,082 ordinary shares at the public offering price, less underwriting discounts and commissions at an additional net proceeds of $1,030.

As part of the above, mentioned public offering, certain entities affiliated with CBI purchased 1,458,333 of ordinary shares at the public offering price.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

NOTE 3:        EQUITY (Cont.)

b.
On September 26, 2022, the Company completed  a registered direct (the “RD”) offering in an aggregate amount of $13,257 represent a combine purchase price of $1.75 for issuance of 7,575,513 ordinary shares issuable thereunder and 7,575,513 warrants that will become exercisable upon the Company’s receipt of shareholders’ approval to increase the number of its authorized ordinary shares (hereinafter: ”the Authorized Share Increase Date”), at an exercise price of $1.925 per ordinary share which will expire in four years from the Authorized Share Increase Date.

The warrants issued have been classified as a non-current financial liability due to a net settlement provision.
This liability was initially recognized at its fair value on the date the contract was entered into and is subsequently accounted for fair value at each balance sheet date.
The fair value of the warrants is computed using the Black-Scholes option pricing model.
The fair value of the warrants upon issuance was computed based on the then current price of the shares. A risk-free interest rate of 4.37% and an average standard deviation of 68%.

In addition, the Company also issued the placement agent up to 378,776 warrants to purchase up to 378,776 ordinary shares. The warrants have substantially the same terms as the RD Warrants, except that the placement agent’s warrants have an exercise price equal to $2.1875 per share (which represents 125% of the offering price per ordinary Share in the offerings) and will expire four years after the Authorized Share Increase Date, but no more than five years following the commencement of the sales pursuant to the RD Offering.
In an event that the Authorized Share Increase Date will not be obtained within 90 days following the closing date hereof, the Company would be liable for partial liquidated damages under the terms of the above warrants and shall pay in cash a damages fee equal to 1.5% from the proceeds.

The net proceeds from this offering in the amount of $12,244 have been received on September 28, 2022.

c.
Over the second quarter of 2022, the Company’s Board of Directors approved the grant of 2,052,922 options to purchase the Company’s ordinary shares, for an exercise price of $ 2.06 per share as well as 275,000 restricted share units (“RSU’s”) to its CEO, officers and employees. The fair value of the options and RSU’s as of the grant date, was estimated at approximately $2,400 and $500 respectively.

The above-mentioned grant includes the grant of 1,062,500 options to purchase the Company’s ordinary shares and 275,000 restricted share units (“RSU’s”) to the directors and the CEO of the Company. The fair value of the options and RSU’s, as of the approval date, was estimated at approximately $1,200 and $500, respectively.

d.
On July 19, 2022, the Company’s Shareholders General meeting approved the abovementioned grants to the directors and the CEO, the compensation terms of Mr. Ofer Gonen as the Company’s new Chief Executive Officer, which are effective since July 1, 2022 and the termination terms for the previous CEO (see Note 4).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

NOTE 4:        OTHER EXPENSES

The other one-time expenses amounted $309 are attributed to the termination expenses of the previous CEO which were approved by the Shareholders General meeting.

NOTE 5:        SUBSEQUENT EVENTS

On October 6, 2022, the Company entered into a privet Issuance Purchase Equity agreement (the “PIPE”) with several purchasers in an aggregate amount of $17,233, in connection with the offering of 9,853,058 unregistered Pre-Funded warrants to purchase up to 9,853,058 ordinary shares and 9,853,058 warrants to purchase up to 9,853,058 ordinary shares. The Pre-Funded warrants will be exercisable upon the Authorized Share Increase Date at an exercise price of $0.001 per ordinary share and the warrants will be also exercisable upon the Authorized Share Increase Date at an exercise price of $1.925 per ordinary share and will expire four years from the Authorized Share Increase Date.

The net proceeds from this offering in the amount of approximately $16,200 have been received on the same day.

In an event that the Authorized Share Increase Date will not be obtained within 90 days following the closing date hereof, the Company would be liable for partial liquidated damages under the terms of the above warrants and shall pay in cash a damages fee equal to 1.5% from the proceeds.

Upon closing of the Offerings, the Company also issued the placement agent up to 492,653 warrants to purchase up to 492,653 ordinary Shares. The warrants have substantially the same terms as the PIPE Warrants, except that the placement agent’s warrants have an exercise price equal to $2.1875 per share (which represents 125% of the offering price per ordinary Share in the offerings) and will expire four years after the Authorized Share Increase Date, but no more than five years following the commencement of the sales pursuant to the PIPE Offering. See also Note 3b for the additional warrant issued to the placement agent.